EXHIBIT 12

THE POTOMAC EDISON COMPANY AND SUBSIDIARIES

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	For Years Ended December 31,
	2005	2004	2003	2002	2001
($ in thousands)
Earnings:
Income from continuing operations	$66,354	$37,981	$40,558	$32,678	$48,035
Exclude amounts reflected in line above:
Income tax expense	33,428	34,835	20,652	15,679	27,351
Income from unconsolidated equity investee	—	—	(62)	—	—
Add fixed charges (see below)	28,777	33,336	32,155	34,522	37,754

Total Earnings (as defined)	$128,559	$106,152	$93,303	$82,879	$113,140

Fixed charges:
Interest expensed and capitalized	$27,926	$32,654	$31,391	$33,157	$35,372
Estimated interest component of rental expense	851	682	764	1,365	2,382

Total Fixed Charges (as defined)	$28,777	$33,336	$32,155	$34,522	$37,754

Ratio of Earnings to Fixed Charges	4.47x	3.18x	2.90x	2.40x	3.00x